

08025541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glallcon Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mt. Kisco (City) NY (State) 10549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn D. Haye 914-666-4789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co
(Name – *if individual, state last, first, middle name*)

895 West Main Street (Address) West Dundee (City) IL (State) 60118 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/4/2008

Principal
Title

DANIEL IVEZAJ
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN PUTNAM COUNTY
NO. 01IV6156067
MY COMMISSION EXPIRES 11-20-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2007 AND 2006

CONTENTS



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying statements of financial condition of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2007 and 2006, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2007 and 2006, and the statements of income, members' equity, and cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

ERIC J. FERNANDEZ & CO.

Eric J. Fernandez & Co.

West Dundee, Illinois
January 24, 2008

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
CURRENT ASSETS:		
Cash	$ 71,654	$ 81,910
Accounts receivable	-	15,000
Prepaid expenses	6,512	6,910
Total current assets	**78,166**	**103,820**
Total assets	**$ 78,166**	**$ 103,820**
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 1,728	$ 11,250
Total current liabilities	**1,728**	**11,250**
MEMBERS' EQUITY	**76,438**	**92,570**
	$ 78,166	**$ 103,820**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Transaction fees	$ 160,000	$ 522,750
Retainer fees	122,500	120,000
Other income	35,000	-
Total revenues	**317,500**	**642,750**
EXPENSES:		
Registered representative	71,333	149,690
Travel and entertainment	27,306	30,754
Professional services	7,200	7,800
Regulatory fees	5,798	8,017
Internet and website	3,034	1,533
Filing fees and taxes	2,225	4,020
Printing	874	525
Office supplies and miscellaneous	751	684
Conference fees	510	590
Association dues and subscriptions	495	2,180
Insurance	368	368
Total expenses	**119,894**	**206,161**
Net income	**$ 197,606**	**$ 436,589**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
BALANCE, BEGINNING OF YEAR	$ 92,570	$ 135,351
Add: Net income	197,606	436,589
	290,176	**571,940**
Less: Member distributions	(213,738)	(479,370)
BALANCE, END OF YEAR	**$ 76,438**	**$ 92,570**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 197,606	$ 436,589
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable	15,000	34,500
Decrease in prepaid expenses	398	132
Increase (decrease) in accounts payable and accrued expenses	(9,522)	3,400
Total adjustments	5,876	38,032
Net cash provided by operating activities	**203,482**	**474,621**
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members	(213,738)	(479,370)
Net cash (used) in financing activities	**(213,738)**	**(479,370)**
NET (DECREASE) IN CASH	**(10,256)**	**(4,749)**
Cash at beginning of year	**81,910**	**86,659**
CASH AT END OF YEAR	**$ 71,654**	**$ 81,910**

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable.

REVENUE RECOGNITION

The company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal and State income taxes has been included in these financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $69,926 and a net capital requirement of $5,000. There was no material difference between the Company's net capital at December 31, 2007 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2007.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C. Glaucon Capital, L.L.C. receives a consulting fee from the Company from time to time for special services rendered. For the year ended December 31, 2007 and 2006 no consulting fees were paid to Glaucon Capital, L.L.C.

4. MAJOR CLIENTS/SUPPLIERS

The Company receives the majority of its revenues by providing specialized securities financing arrangements to a limited number of clients. For 2007, revenues generated from its top client represented 57% and for 2006 revenues generated from its top two clients represented 78% (50% and 28%) of the Company's total revenue. During the years ended December 31, 2007 and 2006, the Company incurred approximately 60% and 73% of its total expenses with one individual, respectively. This individual is an independent contractor to the Company and is a National Association of Securities Dealers registered representative of the Company.



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. for the year ended December 31, 2007 and have issued our report thereon dated January 24, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eric J. Fernandez & Co.

ERIC J. FERNANDEZ & CO.
West Dundee, Illinois
January 24, 2008

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

SCHEDULE I
GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Members' equity	$ 76,438
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	76,438
Add:	
Subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	6,512
Net capital before haircuts	69,926
Haircuts on securities	-
Net capital	$ 69,926
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,728
Total aggregate indebtedness	$ 1,728
Computation of basic capital requirement:	
Minimum net capital required	$ 115
Minimum dollar amount	$ 5,000
Amount required	$ 5,000
Excess net capital at 1,000 percent	$ 69,753
Ratio: Aggregate indebtedness to net capital	.02 to 1

There is no material difference between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE II
REPORT ON INTERNAL CONTROL REQUIRED
BY RULE 17a-5(g)(1) OF THE
SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C., for the year ended December 31, 2007, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eric J. Fernandez & Co

ERIC J. FERNANDEZ & CO.
West Dundee, Illinois
January 24, 2008

END